Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anchor BanCorp Wisconsin Inc.

Commission File No.: 001-34955

On January 12, 2016, the following correspondence relating to the proposed merger transaction between Old National Bancorp and Anchor BanCorp Wisconsin Inc. (“Anchor”) was e-mailed to employees of Anchor and its wholly-owned subsidiary, AnchorBank:

Subject: Partnership announcement follow-up from Chris Bauer and Bob Jones

This morning’s announcement signals the alliance of two proud financial institutions that share a commitment to passionate, personalized client service. Like AnchorBank, Old National has built its reputation on exceeding the expectations of the clients and communities it serves. And like AnchorBank, Old National takes pride in promoting the growth and development of its associates, both personally and professionally.

Old National is also firmly committed to open, honest communication. With this in mind, we encourage you to visit www.oldnational.com/welcome (it’s necessary to include the “www.”). This is a special online welcome site that has been designed to provide you with valuable information and resources.

At the site, you will find:

•	Links on the right side of the home page to the following documents:

•	A Q&A to help you better understand the Old National vision and culture;

•	An Old National benefits summary;

•	A summary of training and development initiatives for associates; and

•	An info sheet that will help you understand and share the Old National story with others.

•	A link on the right side of the page called “Videos About the Partnership Process.” This enables you to view a series of videos that contain a wealth of information about what lies ahead, from the candid perspectives of associates who have found themselves where you are today.

Please know that we will be working together over the coming weeks and months to help you navigate this transition as smoothly and effectively as possible. Our companies are alike in many ways, and we are confident that this partnership offers tremendous synergies that will strengthen all of our abilities to meet and exceed the needs of our clients and communities.

Thank you for all that you do, every day! We look forward to a very bright and successful future together.

Chris and Bob

Additional Information for Employees that are Shareholders of Anchor BanCorp Wisconsin Inc.

Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, ONB will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Anchor and a Prospectus of ONB, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about ONB and Anchor, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from ONB at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Anchor by accessing Anchor’s website at www.anchorbank.com under the tab “About Us.”

ONB and Anchor and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Anchor in connection with the proposed merger. Information about the directors and executive officers of ONB is set forth in the proxy statement for ONB’s 2015 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 13, 2015. Information about the directors and executive officers of Anchor is set forth in the proxy statement for Anchor’s 2015 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 27, 2015. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This correspondence and its accompanying materials contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the proposed merger between ONB and Anchor. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; satisfaction of other closing conditions; delay in closing the proposed merger; the reaction to the transaction of the companies’ customers and employees; market, economic, operational, liquidity, credit and interest rate risks associated with ONB’s and Anchor’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of ONB and Anchor to execute their respective business plans (including integrating the ONB and Anchor businesses); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this correspondence and other factors identified in ONB’s Annual Report on Form 10-K and other periodic filings with the SEC. These forward-looking statements are made only as of the date of this correspondence, and neither ONB nor Anchor undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this correspondence.